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                              April 30, 2021

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Real Estate Investment Trust, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036.

                                                        Re: Fundrise Real
Estate Investment Trust, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 5
                                                            Response dated
April 19, 2021
                                                            File No. 024-11140

       Dear Mr. Miller:

               We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Response dated April 19, 2021 regarding Post-Qualification Amendment No. 5 to Form 1-A

       Appendix B - Year-End Letter to Investors - 2020, page B-1

   1. We note your response to comment 1. Your response did not adequately address all the issues raised in the
comment. Please provide more specific detail regarding how the
                                                        Fundrise returns are
calculated. In this respect, we note that footnote (1) does not clarify how the returns for the
Fundrise programs are calculated and aggregated. For example, please clarify whether
returns are based on distributions paid, changes in NAV or a combination of both. To
the extent that distributions are included in the return
                                                        calculation, please
disclose whether they include programs that use offering proceeds to fund distributions and
identify such programs. In addition, since you are using Vanguard
                                                        ETF funds for
comparison, please provide more detail as to how the Vanguard returns are calculated.
 Benjamin S. Miller
Fundrise Real Estate Investment Trust, LLC
April 30, 2021
Page 2
2. Refer to comment 1 above. We also note that on page 17 of your Form 1-K for the fiscal year ended December 31, 2020, you compare your returns to that of The Vanguard Real
      Estate Index and highlight that you "outperformed" your "peers." Please explain to us why you view The Vanguard Real Estate Index to be a "peer." In this respect, we note that the index appears to track the performance of publicly traded equity REITs. In addition, we note that your discussion of management's outlook and trends appears less fulsome than the information provided in your year-end letter. For example, we note that your year-end letter provided additional context for management's decision to suspend redemptions and the resulting investor response as well as management's views regarding acquisitions during the economic recovery. In addition, your year-end letter also highlights the long-term nature of an investment in Fundrise programs by providing an anecdotal discussion of the effect of the company's outlook and acquisition approach on new investors. Please tell us what consideration was given to providing similarly detailed information in your Form 1-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at (202) 551-3329 or Erin E. Martin at
(202) 551-
3391 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin S. Miller
                                                      Division of Corporation
Finance
Comapany NameFundrise Real Estate Investment Trust, LLC
                                                      Office of Real Estate &
Construction
April 30, 2021 Page 2
cc:       Mark Schonberger
FirstName LastName